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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*

                         SANTA FE ENERGY RESOURCES, INC.
                                (NAME OF ISSUER)

                          COMMON STOCK, SO.01 PAR VALUE
                          (TITLE OF CLASS OF SECURITIES

                                   802012-10-4
                                 (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages
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CUSIP NO. 802012-10-4

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                      Minorco(U.S.A.)Inc.
         ___________________________________________________________________
                      84-1137980
         ___________________________________________________________________

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                         (a)      / /
                         (b)      / /

(3)      SEC Use Only  _____________________________________________________

         ___________________________________________________________________


(4)      Citizenship of Place of Organization           Colorado
                                              ______________________________

(5)      Sole Voting Power                                 -0-
                                              ______________________________

(6)      Shared Voting Power                               -0-
                                              ______________________________

(7)      Sole Dispositive Power                             -0-
                                              ______________________________

(8)      Shared Dispositive Power                            -0-
                                              ______________________________

(9)      Aggregate Amount Beneficially Owned by  Each Reporting
         Person                     -0-
               _____________________________________________________________

(10)     Check box if the Aggregate Amount in Row (9) Excludes
         Certain Shares / /


(11)     Percent of Class Represented by Amount in Row (9)     -0-
                                                          ______________________
(12)     Type of reporting Person (See Instructions)           CO
                                                          ______________________

                               Page 2 of 10 Pages
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CUSIP NO. 802012-10-4

(1)      Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                   Minorco
         ___________________________________________________________________
                    N/A
         ___________________________________________________________________

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                      (a)      / /
                                      (b)      / /

(3)      SEC Use Only  _____________________________________________________

____________________________________________________________________________


(4)      Citizenship of Place of Organization        Luxembourg
                                             ________________________________
(5)      Sole Voting Power                                -0-
                                             ________________________________
(6)      Shared Voting Power                              -0-
                                             ________________________________
(7)      Sole Dispositive Power                           -0-
                                             ________________________________
(8)      Shared Dispositive Power                         -0-
                                             ________________________________
(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person      -0-
                _____________________________________________________________

(10)     Check box if the Aggregate Amount in Row (9) Excludes
         Certain Shares / /

(11)     Percent of Class Represented by Amount in Row (9)        -0-
                                                           _____________________

(12)     Type of reporting Person (See Instructions)              CO
                                                           _____________________

                               Page 3 of 10 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

Item 1(a)                  Name of Issuer:

                           Santa Fe Energy Resources, Inc.

Item 1(b)                  Address of Issuer's Principal Executive Offices:

                           1616 South Voss Road, Suite 1000
                           Houston, TX 77057

Item 2(a)                  Name of Person Filing:

                           1.       Minorco (U.S.A.) Inc.
                           2.       Minorco

Item 2(b)                  Address of Principal Business Office:

                           1.       Minorco (U.S.A.) Inc.
                                    30 Rockefeller Plaza, Suite 4212
                                    New York, New York 10112

                           2.       Minorco
                                    9 rue Sainte Zithe
                                    L-2763 Luxembourg Ville
                                    Luxembourg

Item 2(c)                  Citizenship:

                           1.       Minorco (U.S.A.) Inc. is a Colorado
                                    Corporation

                           2. Minorco is incorporated in Luxembourg as a societe anonyme

Item 2(d)                  Title of Class of Securities:

                           Common Stock

Item 2(e)                  CUSIP Number:

                           802012-10-4

Item 3(a)                  Type of Person:

                           Not applicable.

                               Page 4 of 10 Pages
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Item  4         Ownership:

                (a)      Amount Beneficially Owned:   -0-

                (b)      Percent of Class:            -0-

                (c)      Number of shares as to which such person has:

                                    (I)     sole power to vote or to direct
                                            the vote: Minorco (U.S.A.) Inc.: -0-
                                            Minorco:   -0-

                                    (ii)    shared power to vote or to direct
                                            the vote: Minorco (U.S.A.) Inc.: -0-
                                            Minorco:   -0-

                                    (iii)   sole power to dispose or to direct
                                            the disposition of:
                                            Minorco (U.S.A.)Inc.: -0-
                                            Minorco: -0-

                                    (iv)    shared power to dispose or to direct
                                            the disposition of:
                                            Minorco (U.S.A.) Inc.: -0-
                                            Minorco:   -0-

Item  5                    Ownership of Five Percent or Less of a Class:

                           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item  6                    Ownership of More than Five Percent on Behalf of
                           Another Person:


                           Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                           Not applicable

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Item  8                    Identification and Classification of Members of the
                           Group:

                           Not applicable

Item  9                    Notice of Dissolution of Group:

                           Not applicable

Item  10                   Certification:

                           Not applicable

                               Page 6 of 10 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                MINORCO (U.S.A.) INC.

                                                By: /s/ Ben Keisler
                                                    ___________________________
                                                    Ben L. Keisler
                                                    Vice President, Secretary
                                                    and General Counsel

Dated:  February 4, 1997

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  MINORCO

                                                  By: /s/ N. Jordan
                                                      __________________________
                                                      N. Jordan
                                                      Secretary

Dated:  February 3, 1997

                               Page 8 of 10 Pages
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                                  EXHIBIT INDEX

EXHIBIT                     DOCUMENT                                    PAGE

   A                        Agreement Concerning Joint                   10
                            Filing of Schedule 13G




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